

SQUAREAT



Vincenzo Foglia · 3rd

Director Of Operations at SquarEat

Miami Beach, Florida, United States · 4 connections ·

Contact info

 **SquarEat**

George Byron Aeronautical Engineering School

Experience



Director Of Operations
SquarEat · Full-time
Apr 2020 – Present · 1 yr 1 mo
Miami, Florida, United States

Former General Manager of "Segafredo Lincoln Road" Miami South Beach, ISSA certified personal trainer, Miami resident since 2009 and active member of the city's fitness community, +10 years experience in- Food & Beverage Industry.



General Manager
Segafredo Zanetti
Mar 2011 – Mar 2020 · 9 yrs 1 mo

Education

George Byron Aeronautical Engineering School
High School Diploma, Aeronautical Engineering, 98/100
2000 – 2005

Licenses & certifications



Food Safety Manager Certification (FSMC)
National Registry of Food Safety Professionals (NRFSP)
Issued Jan 2017 · Expires Jan 2022
Credential ID 21304892



